UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             ☒           Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         ☐            No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         ☐            No           ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated May 18, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 18, 2020

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Mandatory Public Tender Offer

Notice of extension of injunction in re. “Burgueño Daniel c / EN - CNV s /Injunction (Autonomous)” (Docket 89.537 / 2018)

I am writing to you in my capacity of Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), in relation to the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018.

In this regard, we attach hereto the note received today from CVH, informing that it was served with notice of a resolution dated May 15, 2020, rendered in the case mentioned above pending before the First Instance Federal Contentious Administrative Court No. 1, Secretariat No. 1, ordering a new extension for six months of the injunction granted thereunder.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

ATTACHMENT

FREE TRANSLATION

Buenos Aires, May 18, 2020

Mr. Chairman of the Board of Directors

of Telecom Argentina S.A.

Alicia Moreau de Justo 50, City of Buenos Aires

RE.: Mandatory Public Tender Offer. Notice of extension of injunction in re. “BURGUEÑO DANIEL C / EN- CNV S / INJUNCTION (AUTONOMOUS)” (Docket 89.537 / 2018)

Dear Sirs,

Sebastián Bardengo, in my capacity as Chairman of Cablevisión Holding S.A. (the “Company”), I am writing to inform you that the Company has been notified of the resolution dated May 15, 2020 rendered in the case “BURGUEÑO, DANIEL C / EN-CNV S / INJUNCTION (AUTONOMOUS)” (Docket 89.537 / 2018) pending before the First Instance Federal Contentious Administrative Court No. 1, Secretariat No. 1 ordering a new extension for six months of the injunction granted thereunder.

Sincerely,

Cablevisión Holding S.A.

/s/ Sebastián Bardengo
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 18, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations